EXHIBIT 21
SUBSIDIARIES OF THE COMPANY
(as of December 31, 2019)

Subsidiary		Jurisdiction of Incorporation
NATIONAL AUTOMOTIVE PARTS ASSOCIATION, LLC	100.0%	GEORGIA
MOTION INDUSTRIES, INC.	100.0%	DELAWARE
S.P. RICHARDS COMPANY	100.0%	GEORGIA
UAP INC.	100.0%	QUEBEC, CANADA
GPC ASIA PACIFIC HOLDINGS PTY LTD	100.0%	VICTORIA, AUSTRALIA
GPC EUROPE AUTOMOTIVE GROUP LTD.	100.0%	LONDON, UNITED KINGDOM
INENCO GROUP PTY LTD	100.0%	SOUTH AUSTRALIA, AUSTRALIA